MUNGER, TOLLES & OLSON LLP

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LOS ANGELES, CALIFORNIA  90071

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March 19, 2015

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wynn Resorts, Limited

PRRN14A filed March 17, 2015

Filed by Elaine P. Wynn

File No. 0-50028

Dear Ms. Chalk:

We are in receipt of your letter dated March 18, 2015 with respect to the above-referenced amended preliminary proxy statement (the “Preliminary Proxy Statement”).  For ease of reference, we have set forth your comments and Ms. Wynn’s responses to those comments below.

Background of the Solicitation, page 1

1.  If Ms. Wynn had contacts with any other Company insiders regarding the matters addressed here other than the members of the Nominating and Corporate Governance Committee, please revise to describe them.  This would include contacts with Mr. Wynn.

The second amendment to the Preliminary Proxy Statement that we are filing concurrently with the delivery of this letter contains additional information regarding Ms. Wynn’s contacts with Company insiders regarding whether she would be re-nominated as a director.

Reasons for the Solicitation, page 2

2.  Explain your determination that Ms. Wynn is independent under Nasdaq listing standards.  List each requirement for independence and explain how she meets it.

The second amendment to the Preliminary Proxy Statement adds a detailed description of why Ms. Wynn believes she qualifies as “independent” under each of the tests in the NASDAQ rules.

3.  Clarify your reference to the Board “stating the opposite conclusion” at the bottom of page 3.

This statement has been revised to clarify that the Board concluded that Ms. Wynn is not independent.

Stephen A. Wynn’s Endorsement, page 6

4.  Please revise this heading as we believe it is misleading, given the substance of the disclosure in the section.

The heading has been revised and now reads “Stephen A. Wynn’s Position Regarding My Re-Nomination.”

* * *

Please direct any comments or questions regarding the foregoing to the undersigned at (213) 683-9161 or to Sarah Graham at (213) 683-9248.

Sincerely,

/s/ Brett J. Rodda

Brett J. Rodda